Exhibit 99.1

Caledonia Mining Corporation Plc

Director/PDMR Shareholding Notification

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

June 12, 2026: Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces that it received notification on June 11, 2026 from Mr. Victor Gapare, an executive director of Caledonia and the settlor of a discretionary trust which ultimately owns the shares in Toziyana Resources Limited, the largest shareholder in the Company, (“Toziyana”) that Toziyana purchased 11,750 common shares in the Company on June 11, 2026 at a price of $18.70 per share (the “Purchase”).

Following the Purchase, Mr. Victor Gapare now holds an interest, as the settlor of that trust, in 2,455,122 common shares which represents approximately 12.70 per cent of the Company’s issued share capital.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

1

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victor Gapare
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s) Volume(s) US$18.70 11,750
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	June 11, 2026
f)	Place of the transaction	NYSE American LLC

2